



April 25, 2003

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Re: Kingfisher plc ("Kingfisher")
Incoming letter dated April 17, 2003

Based on the facts presented, and noting that the shareholders of Kingfisher ordinary shares, including ordinary shares represented by Kingfisher ADRs (together "Kingfisher shares" and "Kingfisher shareholders"), will receive a Shareholder Circular and Listing Particulars (each as defined in your letter) containing information substantially similar to that required in a proxy or information statement complying with the requirements of Regulation 14A or 14C under the Securities Exchange Act of 1934 ("Exchange Act"), and that ongoing information relating to KESA will be prepared in accordance with United Kingdom law and the rules of the London Stock Exchange, and will be further supplied in accordance with the requirements of Exchange Act Rule 12g3-2(b), the Division will not recommend enforcement action to the Commission if Kingfisher, in reliance on your opinion as counsel that registration is not required, distributes the shares of KESA ("KESA shares") pro rata and in accordance with the Demerger and Distribution (each as defined in your letter) without registration under the Securities Act of 1933 ("Securities Act").

We are also of the view that the KESA shares received by Kingfisher shareholders in accordance with the Demerger and Distribution would not be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act. However, sales of KESA shares by Kingfisher's affiliates would be subject to Securities Act Rule 144, except for the holding period requirement, absent registration or another appropriate exemption.

These positions are based on the representations made to the Division in your letter, and any different facts or conditions might require the Division to reach different conclusions. Furthermore, the responses regarding registration under the Securities Act express the Division's positions on enforcement action only and do not express any legal conclusions on the questions presented.

Sincerely,

Mary A. Cascio
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

April 25, 2003

Sarah Murphy, Esq.
Freshfields Bruckhaus Deringer
65 Fleet Street
London, EC4Y 1HS

Re: Kingfisher plc Spin-Off

Dear Ms. Murphy:

In regard to your letter of April 17, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul Dudek
Chief
Office of International
Corporate Finance

 **FRESHFIELDS BRUCKHAUS DERINGER**

LONDON
65 Fleet Street
London, EC4Y 1HS
T + 44 20 7936 4000
Direct T + 44 20 7716 4502
F + 44 20 7832 7001
Direct F + 44 20 7832 7001
G4 F + 44 20 7936 3960
LDE No 23
E sarah.murphy@freshfields.com
www.freshfields.com

DOC ID LV003932392/12+
OUR REF SCM/AI

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention of Paul Dudek, Esq.

**CONFIDENTIAL TREATMENT REQUESTED**

April 17, 2003

**Kingfisher plc Spin-off**

**Securities Act of 1933**
**Sections 2(3), 5,**
**Rule 144 and Rule 145**

Dear Ladies and Gentlemen:

We are acting as special United States counsel to Kingfisher plc, a company incorporated under the laws of England and Wales ("Kingfisher"), in connection with the proposed demerger (the "Demerger") from Kingfisher of its electrical appliances retailing business (the "Electricals Business"). In general terms, the Demerger will be effected in two steps. First, the Electricals Business will be transferred in a series of intra-group transactions to a newly incorporated company ("KESA"). Second, Kingfisher will declare a dividend in specie on its ordinary shares (the "Kingfisher Shares") distributing ordinary shares in KESA (the "KESA Shares") to holders of Kingfisher Shares pro rata to their holdings in Kingfisher (the "Distribution"). Upon the Distribution being completed, KESA and Kingfisher will have identical share registers.

We are writing this letter to request, on behalf of Kingfisher and KESA, that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that (i) it will not recommend that the Commission take enforcement action if, pursuant to the Demerger, a limited number of United States persons are the recipients of KESA Shares, and (ii) the KESA Shares received by Kingfisher shareholders will not be deemed "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act of 1933, as amended ("Securities Act").

## 1. BACKGROUND

### Kingfisher and the Electricals Business

Kingfisher is currently the parent company of a group of businesses, which include: (i) home improvement goods retailing, referred to as Kingfisher DIY and (ii) electrical appliances retailing, referred to as the Electricals Business (collectively, the "Kingfisher Group"). For the financial year ended February 2, 2002, the turnover of Kingfisher Group was £11,238 million and operating profit was £463 million of which approximately £3,785 million or 33.7 % and £184 million or 39.7 %, respectively, were attributable to the Electricals Business.

The Electricals Business is one of Europe's largest electrical appliances retailing businesses. On February 2, 2002, the Electricals Business had 824 stores in nine countries with approximately 1,038,000 square meters of selling space. Kingfisher operates the Electricals Business through BCC (in the Netherlands), BUT (in France), Darty (in France), Comet (in the United Kingdom), Datart (in the Czech and Slovak Republics), and Vanden Borre (in Belgium). On January 17, 2003 Kingfisher announced that it has reached an agreement to sell its German electricals business (trading under the name ProMarkt) to its former owners.

The Kingfisher Shares are listed on the London Stock Exchange and the Premier Marché of Euronext Paris. As of January 23, 2003, there were 40 persons with United States addresses on the Kingfisher share register owning in aggregate 47,810 Kingfisher Shares (representing approximately 0.002% of outstanding Kingfisher Shares). The Bank of New York (the "Depositary") has established a sponsored American Depositary Receipt ("ADR") program to facilitate over-the-counter trading in Kingfisher Shares. As of January 23, 2003, there were 17,992,938 Kingfisher Shares (representing approximately 0.7% of outstanding Kingfisher Shares) represented by ADRs (the "Kingfisher ADRs") outstanding under the ADR program. Thus, direct holders of Kingfisher Shares and Kingfisher ADRs hold approximately 0.7% of the outstanding Kingfisher Shares. Kingfisher is currently unable to accurately determine the number of U.S. residents who hold Kingfisher Shares through UK nominee, bank or brokerage accounts or the percentage of outstanding Kingfisher Shares beneficially held by such persons. Based on information available to it, however, Kingfisher estimates that the percentage of outstanding Kingfisher Shares beneficially owned by U.S. residents is approximately 17%. As Kingfisher has not made any offerings into the United States (other than its rights issue in 2002 which was made available by Kingfisher to existing shareholders in the US that could establish that they were qualified institutional buyers ("QIBs") on a private placement basis and by the underwriters of the rights issue to QIBs under Rule 144A), it is assumed that most of the U.S. shareholder base has developed gradually in secondary market trading.

Kingfisher furnishes certain information to the Commission under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and has been added to the Commission's list of foreign private issuers that claim exemption from the reporting requirements of Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(b). KESA will also undertake to submit information under Rule 12g3-2(b) after the Demerger structure is finalized in order to establish for its shares an exemption from the reporting requirements of Section 12(g) of the Exchange Act to the extent necessary, because the KESA Shares may be in the future owned by more than 300 persons resident in the United States. KESA does not currently intend to set up a new ADR programme in respect of the KESA Shares.

**The Demerger Transaction**

Kingfisher announced on March 19, 2003 that it expects to proceed with the Demerger to create a separately listed company, KESA, to operate its Electricals Business. Kingfisher on the other hand intends to continue to operate the Kingfisher DIY business.[1]

Due to UK tax considerations, the Demerger will be structured as an "indirect demerger". Immediately before the Demerger, the Electricals Business will be held by Kingfisher's wholly owned subsidiary, Electricals Holdings ("EH"). KESA, which will be incorporated solely for purposes of the Demerger, will be held in the name of two individuals who are both officers and shareholders of Kingfisher. Prior to the Demerger, KESA will have no assets or liabilities. To effect the Demerger, Kingfisher will declare a dividend in specie, which is satisfied by the transfer of all of EH's issued and outstanding shares to KESA which, in consideration for the receipt of the EH shares, will issue the KESA Shares to holders of Kingfisher Shares. The structure of the Demerger is dictated by U.K. and French tax considerations and is expected to result in a tax-efficient spin-off in all material respects in the United Kingdom and France.

The Distribution will be pro rata[2] to the holders of Kingfisher Shares and, through the Depositary, holders of Kingfisher ADRs.[3] The result of the proposed Demerger and Distribution is that the KESA Shares to be issued will, immediately after the Distribution, be 100% owned directly and in the same proportion by the same shareholders that own the Kingfisher Shares at the time of the Demerger. The Demerger will not, in and of itself, change the interests of the holders of Kingfisher Shares or Kingfisher ADRs in the assets of Kingfisher. The shareholders of Kingfisher will have the same proportionate interest in the same aggregate assets immediately before and after the Demerger. Immediately following the Demerger, these same shareholders will hold a 100% interest in the Electricals Business through KESA, rather than continuing to hold their 100% interests in the Electricals Business through Kingfisher.

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[1] Kingfisher issued a preliminary statement regarding the likelihood of the Demerger in its 4th quarter sales announcementon February 18, 2003.

[2] Save that in respect of the two pre-demerger shareholders of KESA, the number of KESA Shares allotted and issued to them will be reduced by the number of shares in KESA already held by them immediately prior to the Demerger. Without this marginal adjustment, the pre-demerger shareholders would own after the Distribution a proportionately higher holding in KESA than they currently hold in Kingfisher.

[3] The Depositary has informed Kingfisher that it will distribute KESA share certificates to holders of Kingfisher ADRs.

 **FRESHFIELDS BRUCKHAUS DERINGER**



These same shareholders also will maintain their proportionate interest in the remainder of Kingfisher.

It is proposed that the KESA Shares will be admitted to the Official List of the United Kingdom Listing Authority ("UKLA") and to trading on the London Stock Exchange (the "UK Admission") and, through the EU mutual recognition procedure, on the Premier Marché of Euronext Paris (the "French Admission" and together with the "UK Admission" the "Admissions"). The Admissions are currently expected to take place in the second half of May 2003. KESA currently does not intend to list the KESA Shares on a U.S. securities exchange, or seek quotation on the Nasdaq National Market or any other inter-dealer quotation system in the United States, or sponsor an ADR program for the KESA Shares in connection with the Distribution. The Distribution is thus not being effected to create a public market in the United States for the KESA Shares.

The rules of the UKLA and the terms of Kingfisher's Articles of Association require Kingfisher to call a general meeting to approve the Demerger and the Distribution. Prior to holding such general meeting and the Admissions, information conforming to the listing rules of the UKLA (the "Listing Rules") and the U.K. Financial Services and Markets Act 2000 is required to be and will be disseminated regarding Kingfisher, KESA (including the Electricals Business) and the Demerger Proposals. Such information will be contained in (i) a shareholder circular addressed by Kingfisher to its shareholders (the "Shareholder Circular") containing information about the Demerger that is required by the UKLA or otherwise deemed necessary by Kingfisher to enable its shareholders to make an informed decision as to whether or not to approve the Distribution and other matters related to the Demerger and (ii) a detailed disclosure document (the "Listing Particulars") containing certain information about KESA (including the Electricals Business) to be issued by KESA with the UKLA and filed at the Companies House in respect of the listing of the KESA Shares on the London Stock Exchange. Each of the Listing Particulars and the Shareholder Circular is subject to the review and, in the case of the Listing Particulars, approval of the UKLA before it is disseminated. We understand that the review is broadly similar to that performed by the Commission during Securities Act registration.

Prior to the vote on the Demerger, Kingfisher will send to its shareholders (including those resident in the United States), and the Depositary has confirmed in writing to Kingfisher that it will send to the holders of Kingfisher ADRs, the Shareholder Circular and the Listing Particulars. As a foreign private issuer, Kingfisher is exempt from Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act pursuant to Rule 3a12-3(b) thereunder. The Shareholder Circular and the Listing Particulars however, will be drafted so that such documents will contain information substantially similar to the information which would be made available to shareholders in a proxy or information statement concerning the Distribution complying with Schedules 14A or 14C under the Exchange Act.[4]

## 2. NO-ACTION REQUEST

On behalf of Kingfisher and KESA, we respectfully request that the Staff confirm that (i) it will not recommend enforcement action to the Commission in the event that the Distribution of KESA Shares to holders of Kingfisher Shares and, through the Depositary, holders of ADRs, is effected in the manner described herein without registration under the Securities Act in reliance upon our opinion that the Distribution will not constitute a "sale" or other "disposition for value" within the meaning of Section 2(3) of the Securities Act and (ii) that the KESA Shares received by the holders of Kingfisher Shares or, through the Depositary, holders of ADRs will not be deemed to be "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act.

Sections 5, 6 and 7 of this letter discuss the no-action position requested in connection with the Demerger in light of the previous positions taken by the Staff.

## 3. RATIONALE FOR THE DEMERGER

Kingfisher intends to break up the Kingfisher Group into two constituent parts, KESA to be comprised of the Electricals Business and Kingfisher to be comprised of Kingfisher DIY, primarily, in light of the differing business focuses and strategies of the two businesses.

The primary objective of the Board of Directors of Kingfisher in demerging the Electricals Business would be to deliver value for shareholders of Kingfisher. The Board would only proceed with the Demerger if it believes that the Demerger will be in the best interest of Kingfisher and its shareholders as a whole. The Board has requested that preparatory work be carried out as it believes that the Demerger would:

(i) allow shareholders to identify more clearly the different characteristics of Kingfisher DIY and the Electricals Business and to value them separately; and

(ii) enhance the ability of Kingfisher and KESA to operate their respective businesses independently, taking into account their own distinctive strategic directions, operation needs, capital requirements and marketing programs.

Following the Demerger, Kingfisher and KESA will each operate as separate companies and neither company will have a shareholding in the other. Aside from one non-executive director, there will be no overlapping directors or officers between Kingfisher and KESA and neither

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[4] See discussion in Section 5(d)(i) of this letter.

 FRESHFIELDS BRUCKHAUS DERINGER



company will have any right to make appointments to the other's board. Each of Kingfisher and KESA believes that, following the Demerger, it will be able to service its respective debt obligations in accordance with their terms. It is expected that, following the Demerger, a number of relationships will continue to exist between Kingfisher and KESA for a transition period. These arrangements will, without limitation, include:

(a) Sourcing — It is expected that Kingfisher will continue to provide certain products procurement and distribution services to KESA; and

(b) Gift Vouchers and Employee Discounts — It is expected that gift vouchers issued by Kingfisher UK stores will continue to be accepted by all other Kingfisher UK stores and by stores which after the Demerger will be operated in the UK by KESA and that gift vouchers issued by KESA UK stores will continue to be accepted by KESA UK stores and all Kingfisher UK stores. Similarly, UK employees of both Kingfisher and KESA will continue to qualify for employee discounts in both their own and each other's UK stores.

All future dealings between Kingfisher and KESA will be conducted on an arm's length basis.

**4. THE DISTRIBUTION**

The Demerger will be conditional upon the approval by the shareholders of Kingfisher at the Kingfisher general meeting and upon the UK Admission. The conditionality of the Demerger, however, should not affect the analyses and conclusions set forth in this letter.

The following actions will be taken in connection with the Demerger and the Distribution:

(i) Kingfisher will distribute to its shareholders the Shareholder Circular, a notice convening the Kingfisher General Meeting to approve the Demerger and the Distribution (the "Notice"), a form of proxy and the Listing Particulars a minimum of either 14 or 21 clear days before the Kingfisher General Meeting, and will request the Depositary to Distribute these documents to holders of Kingfisher ADRs.

(ii) The shareholders of Kingfisher will vote on the approval of the Demerger and the Distribution at the General Meeting expected to be held in the second part of May 2003. The announcement of the result of such vote will be made shortly after the General Meeting.

(iii) The Demerger (if approved by the shareholders of Kingfisher and the remaining conditions, including the UK Admission, are fulfilled) will be effected on the UK trading day following the Kingfisher General Meeting. Upon the completion of the Demerger, the

CREST[5] accounts of the shareholders of Kingfisher will be credited with KESA Shares issued pursuant to the Distribution and share certificates representing the KESA Shares issued pursuant to the Distribution will be sent to those Kingfisher shareholders with no CREST accounts, including the Depositary.

## 5. SECTION 2(3) OF THE SECURITIES ACT

Our opinion is that the Distribution should not be viewed as constituting an "offer to sell" or "sale" of securities within the meaning of Section 2(3) of the Securities Act and, consequently, registration of the KESA Shares should not be required.

Staff Legal Bulletin No. 4 (September 16, 1997) ("Bulletin No. 4") and a series of no-action letters involving share distributions similar to the proposed Distribution have confirmed that registration of the shares distributed is not required where: (1) the parent shareholders do not provide consideration for the spun-off shares; (2) the spin-off is pro rata to the parent ordinary shareholders; (3) the parent provides adequate information about the spin-off and the spun-off company to its shareholders and to the trading markets; (4) the parent has a valid business purpose for the spin-off; and (5) the spun-off shares are not "restricted securities" and if the parent spins-off "restricted securities," it has held those securities for at least two years (unless it formed the subsidiary being spun-off). See Bulletin No. 4. Also see, e.g., AB Electrolux (available April 28, 1997) ("Electrolux"); Asea AB (available April 25, 1991) ("Asea"); B.A.T Industries plc (available July 5, 1990) ("B.A.T"); British Gas plc (available December 4, 1996) ("British Gas"); English China Clays plc (available September 1, 1994) ("English China Clays"); Hanson plc (available January 22, 1997) ("Hanson II"); National Grid Holding plc (available November 28, 1995) ("NGH"), Sears plc (available June 19, 1998) ("Sears") and Kingfisher plc (available November 3, 2001).

(a) Consideration for Spun-Off Shares.

As discussed in the description of the Distribution above, no consideration will be payable by the holders of Kingfisher Shares or Kingfisher ADRs in connection with the Distribution. Kingfisher will declare a dividend to the holders of Kingfisher Shares satisfied by the transfer of the whole of the issued share capital of EH to KESA and KESA issuing the KESA Shares to holders of Kingfisher Shares.

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[5] CREST is the UK paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. The Articles of Association of KESA will permit the holding of KESA Shares in the CREST system.

(b) Pro Rata Distribution.

As discussed above, the Distribution will be pro rata to the holders of Kingfisher Shares. The result of the proposed Demerger and Distribution is that the KESA Shares to be issued will, immediately after the Distribution, be 100% owned directly and in the same proportion by the same shareholders that own the Kingfisher Shares at the time of the Demerger. The Demerger will not, in and of itself, change the interests of the holders of Kingfisher Shares and Kingfisher ADRs in the assets of Kingfisher. The shareholders of Kingfisher will have the same proportionate interest in the same aggregate assets immediately before and after the Demerger. Immediately following the Demerger, these same shareholders will hold 100% interests in the Electricals Business through their interest in KESA, rather than continuing to hold their 100% interests in the Electricals Business through Kingfisher. The shareholders of Kingfisher will also maintain their proportionate interest in the remainder of Kingfisher.

(c) Valid Business Purpose.

As noted in certain "no-action" requests, the Staff has, in recent years, looked to the economic substance of transactions rather than to their form. By doing so, the Staff has not viewed transactions such as the Distribution as a disposition of securities for value, but rather as a means of facilitating a policy decision of the distributing entity based on business reasons. See, e.g., AB Electrolux; Asea AB; B.A.T; British Gas; English China Clays; Hanson II; NGH and Sears.

The proposed Distribution is unlike the situations presented in SEC v. Datronics Engineers, Inc., 490 F.2d 250 (4th Cir. 1973) ("Datronics"), and SEC v. Harwyn Industries Corp., 326 F. Supp. 943 (S.D.N.Y. 1971) ("Harwyn"), in which corporations used spin-offs without any valid business purpose to create public markets in their securities without registration of the shares. In both Datronics and Harwyn, the spin-offs were accomplished without dissemination of adequate information to either the marketplace or the shareholder-recipients. The Courts liberally construed the words "for value" under Section 2(3) in Datronics and Harwyn in order to prevent violations of the "spirit and purpose of the registration requirements." See Harwyn, 326 F. Supp. at 954.

The policy concerns which led to the decisions in Datronics and Harwyn and the position of the Commission expressed in Securities Act Release No. 4982 (July 2, 1969) ("Release 33-4982") are not present in the Distribution. The Distribution to holders of Kingfisher Shares is motivated by valid business purposes rather than by a desire to evade the registration requirements of the securities laws.

The Board of Directors of Kingfisher has determined that the Demerger will facilitate the development of KESA and Kingfisher as separate businesses with their own focussed strategies, their own scopes of activities and their own dedicated management teams. Based on these reasons, there is clearly neither a desire nor an intention to evade the requirements of the

 **FRESHFIELDS BRUCKHAUS DERINGER**



United States securities laws, and we believe that the proposed Distribution satisfies the valid business purpose test.

(d) Adequate Information.

Bulletin No. 4 states that whether the parent provides adequate information in connection with a spin-off where the parent company is not a reporting company or where the spun-off entity will not register its securities under the Exchange Act requires an analysis of all the facts and circumstances.

(i) *Adequate information about the Distribution.*

As required by U.K. law and the Listing Rules, holders of Kingfisher Shares (and, through the Depositary, holders of Kingfisher ADRs) and the marketplace will receive extensive information about the Distribution through the Shareholder Circular and the Listing Particulars. Together, these documents will contain a description of the Distribution, a description of the Electricals Business, financial information regarding Electricals Business extracted from that of Kingfisher, *pro forma* financial information regarding Kingfisher and reflecting the Distribution, as well as a discussion of the tax consequences of the Distribution to holders of the Kingfisher Shares and the Kingfisher ADRs in the United Kingdom and in the United States.[6]

As mentioned above, the Shareholder Circular and the Listing Particulars will be drafted so that, together, such documents will contain information substantially similar to the information which would be made available to shareholders in a proxy or information statement concerning the Distribution complying with Schedule 14A or 14C under the Exchange Act.[7] Attached hereto as Exhibit A is a detailed comparison of the type of information to be contained in the Listing Particulars and the Shareholder Circular to the type of information contained in an Exchange Act proxy or information statement and an Exchange Act registration statement on Form 20-F. As Exhibit A indicates, the Shareholder Circular and the Listing Particulars will contain information of a nature substantially comparable with that included in similar United States documents.

In British Gas, NGH, English China Clays and B.A.T, the Staff recognized that requiring a non-U.S. company to conform its home country disclosure documents to United States securities laws would be unnecessary and unduly burdensome. In taking no-action positions at

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[6] Consistent with the basis upon which Kingfisher reports financial information and KESA intends to report financial information, all financial information will be presented in accordance with U.K. generally accepted accounting principles.

[7] In addition, the Shareholder Circular and Listing Particulars will contain specific disclosure stating that (a) the KESA Shares will not be registered under the Exchange Act and (b) the primary market for the KESA Shares will be the London Stock Exchange. Further, the Notice will contain information regarding the Demerger and Kingfisher's general meeting.

the request of British Gas, NGH, English China Clays and B.A.T, the Staff emphasized that the documents that were to be distributed by British Gas, NGH, English China Clays and B.A.T in accordance with the requirements of the laws of the United Kingdom and the Listing Rules were sufficient and satisfied the requirement that the United States shareholders of the distributing company receive adequate information with respect to the distribution transaction. The Staff has not required registration of the shares of the spun-off companies under the Exchange Act nor has it required formal compliance with the disclosure guidelines and forms applicable to registration statements or proxy statements under the Exchange Act in order to satisfy the "adequate information" criterion described above.

(ii) *Adequate Information about KESA.*

As discussed above, a great deal of information about KESA and the Demerger Proposals will be made available through the Shareholder Circular and the Listing Particulars. With respect to ongoing reporting, KESA will become subject to the reporting obligations of the UKLA and will be and will continue to be subject to the U.K. Companies Act 1985 and applicable French regulations. As in the British Gas, NGH, English China Clays, B.A.T and Sears transactions, KESA has no intention to list the KESA Shares on a US securities exchange or obtain a quotation on the Nasdaq National Market or any other inter-dealer quotation system in the United States in conjunction with the Distribution. Accordingly, under Section 12 of the Exchange Act and Rule 12g3-2 thereunder, KESA will not be required to register the KESA Shares under the Exchange Act. As discussed above, KESA intends to comply with the information supplying requirements of Rule 12g3-2(b) under the Exchange Act so long as it believes that it may have more than 300 shareholders resident in the US. Application on behalf of KESA will be made after the structure of the Demerger has been finalized by a separate letter to the Commission to establish an exemption from the reporting requirements under the Exchange Act pursuant to Rule 12g3-2(b) thereunder.

Providing United States shareholders with periodic information through compliance with the requirements for foreign private issuers under Rule 12g3-2(b) should adequately support over the counter trading in KESA Shares in the United States. It is our view that providing the regular and periodic information required by the UKLA and compliance with the requirements for foreign issuers under Rule 12g3-2(b) of the Exchange Act should satisfactorily substitute for Exchange Act registration under these circumstances. Requiring registration under the Exchange Act, in view of the Commission's policy that a foreign company that does not voluntarily create an active trading market for its securities in the United States should be exempt from the registration and reporting requirements of the Exchange Act, would impose an undue burden and is not required to accomplish the purposes of the Exchange Act.[8] As

[8] We recognize that in the event that KESA does list ADRs representing the KESA Shares on a securities exchange in the United States or obtains a quotation on the Nasdaq National Market or on another inter-dealer quotation system in the United States after the Distribution is effected, KESA will become subject to the reporting requirements under the Exchange Act and would be obligated to file periodic reports with the Commission accordingly.

indicated in Exhibit A, the contents of the Listing Particulars will provide Kingfisher shareholders with information of a nature substantially comparable to that contained in an Exchange Act registration statement on Form 20-F and similar to that provided to their shareholders by foreign private issuers incorporated in England and Wales in previously effected spin-offs.

(e) "Restricted Securities".

The Staff has taken the position in Bulletin No. 4 that a parent company must spin-off securities either (i) which are not "restricted securities" as defined in Rule 144(a)(3) under the Securities Act or (ii) which the parent has held for at least two years (unless the parent formed the subsidiary being spun-off rather than acquired the business from a third party).

In the Demerger, Kingfisher is effectively distributing shares of KESA, which is an entity holding the assets that comprise the Electricals Business which have all been of Kingfisher since the end of 1999. Therefore, we believe that the assets distributed in the Demerger satisfy the two-year holding requirement set out in Bulletin No. 4.

Further, despite the fact that U.K. tax considerations may result in the distribution of shares of an entity that is technically not a wholly-owned subsidiary of Kingfisher[9], the entity will be a newly incorporated entity for the Demerger with no assets nor liabilities, and the result is substantively a spin-off of the Electricals Business of Kingfisher, which Kingfisher has held for a period longer than two years, as required by Bulletin No. 4.

Further information in line with the information requirements of Bulletin No. 4 about Kingfisher, KESA, and the Electricals Business will be made available through the Shareholder Circular and the Listing Particulars as discussed under 5(d) above.

(f) Conclusion.

Based on the discussion above and in light of prior spin-off determinations with respect to similar transactions, we believe that the Distribution satisfies all five of the Staff's requirements relating to spin-offs as outlined in Bulletin No. 4 and the similar requirements set forth in previous no-action requirements: (1) Kingfisher shareholders will not provide consideration for the Distribution; (2) the Distribution will be pro rata to the holders of the Kingfisher Shares; (3) a valid business purpose exists for the Demerger; (4) (a) adequate information with respect to the Demerger Proposals will be disseminated to holders of the Kingfisher Shares and, through the Depositary, holders of Kingfisher ADRs prior to the Distribution by means of the Shareholder Circular and the Listing Particulars and (b) there will be adequate public

[9] The two pre-Demerger shareholders will hold a portion of their KESA Shares (constituting a majority of KESA's issued and outstanding shares prior to the Demerger) in trust for Kingfisher. Hence, KESA will be considered to be a subsidiary of Kingfisher prior to the Demerger for the purposes of the UK Companies Act of 1985.

information in the marketplace regarding KESA and the KESA Shares through KESA's compliance with the information supplying requirements of Rule 12g3-2(b) under the Exchange Act so long as it believes that it may have more than 300 shareholders resident in the United States; and (5) Kingfisher will effectively be distributing shares of KESA, which is an entity operating a business that Kingfisher has held for a period longer than two years as required by the Bulletin No. 4. Accordingly, Kingfisher should not be viewed as an underwriter distributing KESA in a public distribution.

Based on the foregoing, we respectfully request on behalf of Kingfisher and KESA that the Staff confirm that they will not recommend that the Commission take any enforcement action if the Distribution is effected without compliance with the registration requirements of the Securities Act.

## 6. RULE 145

We are also of the opinion that the Demerger and the Distribution should not be viewed as involving a transfer of assets or other transaction covered by Rule 145 under the Securities Act that would result in the Distribution being deemed to involve an "offer to sell" or "sale" of securities within the meaning of Section 2(3) of the Securities Act by virtue of such Rule. The Staff has recognized in Asea, B.A.T, British Gas, English China Clays, Hanson II, NGH and Sears, among others, that a spin-off distribution similar to the Distribution does not constitute a "sale" of securities within the meaning of Section 2(3) of the Securities Act by virtue of Rule 145. This position is effectively confirmed in Bulletin No. 4 with respect to spin-offs satisfying the requirements for spin-offs set forth in such bulletin provided that the spun-off entity is wholly-owned by the parent effecting the spin-off.

The Preliminary Note to Rule 145 makes it clear that the Rule was designed to provide the protections of registration under the Securities Act to persons who are making a new investment decision regarding a new or different security in connection with any of the business combinations enumerated in the Rule. Through the Distribution, Kingfisher will distribute shares in KESA proportionately to its existing shareholders. KESA will own the Electricals Business. No new investment decision is required to be made by the existing holders of the Kingfisher Shares; no sale of assets to an independent third party in the sense intended in Rule 145 will take place; and no "value" under Section 2(3) of the Securities Act is being given by holders of the Kingfisher Shares for the KESA Shares.

Even though the mechanical implementation of the Demerger involves a restructuring of Kingfisher's corporate organization, and as part of a larger transaction, it is subject to shareholder vote, the result is still substantively a spin-off and is not a transaction intended to be covered by Rule 145. As is recognized in Bulletin No. 4, the fact that shareholder approval is required should not affect the conclusion that a spin-off transaction is not subject to Rule 145; *provided* that the entity being spun-off is wholly-owned by the parent if shareholder approval is required for the transfer of assets to the subsidiary. While the shareholder approval being sought by Kingfisher authorizes all actions necessary to effect the Demerger and U.K. tax considerations result in a spin-off of shares of an entity that may not technically be a wholly-owned subsidiary of Kingfisher immediately prior to the Demerger, the result is still substantively a spin-off of the entirety of Kingfisher's wholly owned subsidiary.

Kingfisher, through the Distribution, is effectively distributing to its existing shareholders, in a pure spin-off, shares of a company intended to hold Kingfisher's Electricals Business. Prior to the Demerger, KESA, which is the entity whose shares are distributed to the holders of Kingfisher Shares and Kingfisher ADRs, had no operations, assets or liabilities and, accordingly, no sale or other transfer of assets to a third party in the sense contemplated by Rule 145 will take place and no "value" under Section 2(3) of the Securities Act is being given by Kingfisher shareholders for the KESA Shares. In the present situation, there is no business combination with a third party and the shareholders of Kingfisher are not otherwise making any new investment decision in consideration for new securities. In this respect, the Distribution and related Demerger transactions are similar to the demergers that were the subject of other favorable Staff responses. See, e.g., B.A.T., British Gas and Hanson II.

As demonstrated by prior no-action letters, a shareholder vote on a spin-off does not constitute a new investment decision of the kind that Rule 145 was intended to address. See, e.g., B.A.T., British Gas and Hanson II. In those letters, three reasons were cited as to why spin-offs do not require shareholders to make a new investment decision: (a) each shareholder already indirectly owns the shares to be spun-off; (b) the spin-off does not represent a fundamental change in any shareholder's investment; and (c) no shareholder will receive a new or different security for such shareholder's existing security. These three reasons also apply to the Distribution.

Kingfisher shareholders together currently hold their existing equity interest in the Electricals Business, through their equity interest in Kingfisher, and thus the nature of their equity interest will be the same after the Distribution as it was before. Furthermore, the Distribution will not cause Kingfisher shareholders to make a fundamental change in their investment, because immediately after the Distribution, together they will hold their equity interest in the Electricals Business through KESA, and will retain the same proportionate interest in the Electricals Business. Finally, the Distribution will not cause Kingfisher shareholders to exchange new or different securities for their existing securities. Rather, they will receive a number of KESA Shares in proportion to their Kingfisher Shares, which they will retain.

For the foregoing reasons, we believe that the Distribution should not be considered a "sale" of securities requiring registration under the Securities Act by virtue of Rule 145.

## 7. Rule 144

We are also of the view that the KESA Shares that will be distributed to holders of the Kingfisher Shares (and, through the Depositary, holders of Kingfisher ADRs) should not constitute "restricted securities" as defined in Rule 144(a)(3) under the Securities Act because the KESA Shares will be acquired by the Kingfisher shareholders (and, through the Depositary, holders of Kingfisher ADRs) and would therefore not have been issued to the public. We believe, therefore, that U.S. holders of the Kingfisher Shares and the Kingfisher ADRs, except for affiliates of KESA, should be able to sell KESA Shares without complying with Rule 144[10].

In Bulletin No. 4, the Staff stated that securities received by shareholders in a spin-off that meets the five conditions detailed in paragraphs (a) through (e) of Section 5 above generally are not "restricted securities". Moreover, the Staff has on several occasions adopted the view that shares distributed in transactions similar to the proposed Distribution would not be deemed to be restricted securities within the meaning of Rule 144(a)(3) of the Securities Act. See, e.g., British Gas, NGH, English China Clays, Asea and B.A.T. Although Bulletin No. 4 principally addresses situations in which shares of the spun-off company would be registered under the Exchange Act and, in instances where the Staff has adopted this view, the Staff has frequently also referred to the fact that the shares in the particular transaction would be registered under the Exchange Act prior to the completion of the particular distribution in British Gas, NGH, English China Clays, Asea and B.A.T, the Staff has confirmed that, in circumstances similar to those outlined in this letter, the absence of Exchange Act registration does not alter the analysis under Rule 144; provided that, in the case of a foreign private issuer, the requirement concerning the adequacy of current information is otherwise satisfied pursuant to Rule 12g3-2(b).

## 8. CONCLUSION

We respectfully request, on behalf of Kingfisher and KESA, that the Staff confirm that it will not recommend that the Commission take any action if the KESA Shares are distributed pursuant to the Distribution without registration under the Securities Act and that the Staff confirm that the KESA Shares so distributed to Kingfisher shareholders will not constitute "restricted securities" as defined in Rule 144(a)(3) of the Securities Act and may be sold by persons (other than affiliates of KESA) without complying with Rule 144.

Pursuant to Section 200.81 of the Commission's Rules of Practice, we respectfully request on behalf of Kingfisher and KESA that this no-action request and the Staff's response be accorded confidential treatment until 120 days after the date of the response of the Staff to such request or such earlier date as the Staff is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of Kingfisher and KESA for the reason that certain of the facts surrounding the Demerger set forth in this letter have not been made public.

---

10 We recognize that any United States shareholders of Kingfisher that become affiliates of KESA will be subject to Rule 144 absent registration under the Securities Act or another appropriate exemption.

In accordance with Securities Act Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. If you have any questions or there is further information that you require with respect to these matters, please contact the undersigned or Antti Ihamuotila of Freshfields Bruckhaus Deringer by telephone at 011-44-20-7936-4000 or by calling our Washington, D.C. office (202) 969-4500 and asking to be connected to the London office. If for any reason the Staff does not concur with the views expressed in this letter or finds itself unable to grant the relief requested hereby, we respectfully request a conference or telephone conference with the Staff before any written response to this letter is issued.

Very truly yours,

Sarah Murphy

cc: Helen Jones, Kingfisher plc

**Exhibit A**

## Comparison of United Kingdom and United States Disclosure Requirements for Spin-Offs/Demergers

| Information Required in Form 20-F | Information Required in Listing Particulars |
|---|---|
| 1. The identity of the directors, senior management, advisers and auditors of the registrant. | 1. Item 1(a) of Part F of Chapter 6 of the Listing Rules issued by the London Stock Exchange (the "Listing Rules")[1] requires this information to be disclosed for directors. In addition, it would be usual for Listing Particulars to include information in relation to senior management who are not directors. Part A of Chapter 6 requires this information to be disclosed for auditors and other advisers. These include bankers, legal advisers, sponsor and reporting accountants. |
| 2. Offer statistics and expected timetable. | 2. Part B of Chapter 6 of the Listing Rules requires information regarding the expected timetable of the offering to be disclosed. |
| 3. Key information regarding the registrant's financial condition, capitalization, use of proceeds and risk factors, presented in summary form, including a columnar presentation of selected financial data for the registrant and its subsidiaries for the last five fiscal years.<br><br>(i) Selected financial data required includes: net sales or operating revenues; income (loss) from operations; income (loss) from | 3. Item 1 of Part D of Chapter 6 of the Listing Rules describes the group's activities. Item 15(j) of Part B of Chapter 6 requires that the expected amount and use of proceeds be disclosed. Selected financial data is required by Chapter 12 and by Part E of Chapter 6. In addition, Listing Particulars must comply with the general duty of disclosure specified in Section 146 of the United Kingdom Financial Services Act 1986 (the "FSA"). This Act provides that Listing Particulars |

[1] The portions of the Listing Rules cited are attached hereto for your information and set forth the disclosure requirements in more detail.

| Information Required in Form 20-F | Information Required in Listing Particulars |
| --- | --- |
| continuing operations; net income (loss); net income (loss) from operations per share; income (loss) from continuing operations per share; total assets; net assets; capital stock (excluding long term debt and redeemable preferred stock); number of shares as adjusted to reflect changes in capital; dividends declared per share in both the currency of the financial statements and the host country currency (including the formula used for any adjustments to dividends declared); and diluted net income per share. | shall contain all such information as investors and their professional advisors would reasonably require, and reasonably expect, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the company being listed and of the rights attached to the securities to be listed. Accordingly, risk factors and statements concerning an issuer's financial condition are increasingly included in the Listing Particulars (Item 6(c) of Chapter 25 of the Listing Rules) and with regard to the spread in investment entities (Item 2(b) of Chapter 21). |
| (ii) Exchange rate information where financial statements are provided in a currency other than that of the host country. | (ii) Not required by the Listing Rules. |
| (iii)Statement of capitalization and indebtedness. | (iii) Item 16 of Part E of Chapter 6 of the Listing Rules requires a statement of capitalization; a statement of indebtedness is not required. |
| (iv)Net proceeds to the registrant from the offering and intended uses thereof. | (iv)Item 15(j) of Part B of Chapter 6 of the Listing Rules requires this disclosure. |
| (v) Factors specific to the registrant and its industry which make investment in its securities speculative or which involve a high degree of risk. | (v) Section 146 FSA imposes a general duty of disclosure which may include risks specific to the industry. |
| 4. Information on the registrant: (i) A fairly specific description of the history and development of the | 4. (i) Part D of Chapter 6 of the Listing Rules requires a similar detailed description of an issuer's |

| Information Required in Form 20-F | Information Required in Listing Particulars |
|---|---|
| registrant, a description of the business of the registrant and its subsidiaries and any special characteristics of the registrant's operations or industry which may have a material impact on its future financial performance. | business, and the Listing Particulars must comply with the general duty of disclosure specified in Section 146 of the FSA. |
| (ii) Description of the registrant's organizational structure, including its subsidiaries and/or its position within a group of companies, if applicable. | (ii) As for (i) above. |
| (iii)A description of the material properties, plant and equipment of the registrant and its subsidiaries. | (iii) Item 12 of Part D of Chapter 6 of the Listing Rules requires the disclosure of principal investments. Item 13 of Part D of Chapter 6 of the Listing Rules requires the disclosure of future investments. |
| 5. Management's discussion of the registrant's financial condition, changes in financial condition and results of operations for the historical periods covered by the required financial statements, including a discussion of the registrant's liquidity and capital resources, research and development policies and trend information. | 5. Part G of Chapter 6 of the Listing Rules requires substantially comparable information to be disclosed. In addition, information required by items 3, 12 (which relates to principal investments) and 13 (which relates to future investments) of Part D and items 8 and 16 of Part E of Chapter 6 will be disclosed. Item 8 of Part E of Chapter 6 relates to any significant change in company's financial position and Item 16 of Part E of Chapter 6 requires that a company must state if there is sufficient working capital to facilitate the transaction. |
| 6. Directors, senior management and employees: (i) Information concerning the registrant's directors and senior management, including their experience, qualifications and compensation (including share ownership). | 6. (i) Part F of Chapter 6 of the Listing Rules requires this information to be disclosed for directors. In addition, it would be usual for Listing Particulars to include information in relation to senior management who are not |

| Information Required in Form 20-F | Information Required in Listing Particulars |
|---|---|
| | directors. |
| (ii) Information about the registrant's employees is also required, including the number of employees and any share option or share grant plans involving employees. | (ii) Item 8 of Part F of Chapter 6 requires any employee share schemes to be disclosed. |
| (iii) Information about the registrant's audit committee and remuneration committee. | (iii) Item D3 of Section 1 of the Combined Code provides guidance on the establishment of the issuer's audit committee. Item B2 of Section 1 of the Combined Code provides guidance on the establishment of the issuer's executive remuneration procedure. Observance of the provisions of the Combined Code is not mandatory but Paragraph 43A of Chapter 12 of the Listing Rules requires that an issuer's annual report and accounts state how it has applied the Combined Code. |
| 7. Major shareholders and related party transactions: (i) A description, to the extent known or can be ascertained, of (a) ownership or control of the registrant by another corporation, by a foreign government or by any group of natural or legal persons; (b) information concerning any person known to beneficially own five percent or more of any class of the registrant's voting securities and the total amount of any class of the registrant's voting securities; and (c) any arrangements, the operation of which may result in a change in control of the registrant. | 7. (i) Part C of Chapter 6 of the Listing Rules requires this information to be disclosed. Item 16 of Part C of Chapter 6 requires disclosure of all persons interested (who are not directors) in three percent or more of an issuer's shares. Information regarding the shareholdings of each director is required under Item 4 (the holding of each director is separately identified against his name). Item 15 governs the disclosure requirements regarding control of the company. |
| (ii) The interest of related parties in material transactions or loans between such parties and the registrant during the last three fiscal | (ii) This information is generally required by item 6 of Part F of Chapter 6 of the Listing Rules, which requires particulars regarding |

| Information Required in Form 20-F | Information Required in Listing Particulars |
| --- | --- |
| years. | the nature and extent of directors' interests in unusual transactions in the preceding financial year or for outstanding or unperformed transactions. Item 7 of Part F of Chapter 6 requires disclosure of outstanding loans and guarantees provided for directors. |
| (iii) Material interests of experts and counsel in the registrant or any of its subsidiaries or that depend on the success of the offering. | (iii) Chapter 2.9(b) of the Listing Rules requires a statement from any expert, in the form prescribed in Schedule 1A to the Listing Rules, which confirms its independence from the company in question. |
| 8. Financial information: (i) Consolidated financial statements covering the registrant's latest three financial years, audited by an independent auditor and accompanied by an audit report, including: balance sheet; income statement; statement of changes in equity; cash flow statement; related notes and schedules required by the relevant body of accounting standards; and pro forma information, including a pro forma condensed balance sheet, pro forma condensed statements of income and accompanying explanatory notes. Financial statements must be audited in accordance with U.S. generally accepted accounting standards. The last year of audited financial statements may not be older than 15 months at the time of the offering or listing; 12 months at the time of filing for initial public offerings. Offering documents dated more than nine months after the end of the last audited financial year must contain consolidated | 8. (i) Similar detailed financial information is required to be disclosed by Part E of Chapter 6 and Chapter 12 of the Listing Rules. Chapter 3.3(c) states that financial statements must be audited in accordance with U.K. or U.S. generally accepted accounting standards or International Standards on Auditing. |

| Information Required in Form 20-F | Information Required in Listing Particulars |
|---|---|
| interim financial statements (which may be unaudited) covering at least the first six months of the financial year. | |
| (ii) Information on legal, governmental or arbitration proceedings, including bankruptcy, receivership or similar proceedings, with significant effects on the registrant. | (ii) Item 8 of Part D of Chapter 6 of the Listing Rules requires this information to be disclosed, including any pending or threatened litigation over the last 12 months and the effect it may have on the company's financial position. |
| (iii)The registrant's dividend distribution policy. | (iii) Dividend policy is referred to in Item 8 of Part B of Chapter 6, whereby the time limits for declaring a dividend must be given. Item 12 requires that any fixed date on which an entitlement to a dividend arises be stated. Item 23(a)(iii) requires that an explanation of how the shares will rank for dividend be given. Item 14 requires the disclosure of any agreements made to waive future dividends. |
| (iv)Whether or not significant changes have occurred since the date of the last financial statements or interim financial statements. | (iv) Item 8 of Part E of Chapter 6 requires a description of any significant change in the financial/trading position of the group which has occurred since the end of the last financial period for which either audited financial statements/interim financial statements have been published, or an appropriate negative statement. |
| 9. A description of the offering, including the type and class of securities being offered, the plan of distribution, trading markets, selling shareholders, dilution and expenses. | 9. Chapter 6, Part B, requires the disclosure of this information. |
| 10. A fairly specific description of (i) the registrant's share capital, (ii) | 10. (i) Item 9 of Part C of Chapter 6 of the Listing Rules requires the |

| Information Required in Form 20-F | Information Required in Listing Particulars |
|---|---|
| significant provisions of the registrant's memorandum and articles of association (iii) material contracts, (iv) applicable exchange controls, (v) taxes to which shareholders in the United States may be subject, (vi) dividends, (vii) information, qualifications and consents of experts and (viii) where the documents referred to in the offering document may be inspected. | disclosure of this information.<br><br>(ii) Items 7 and 13 of Part C and Item 13 of Part F require this disclosure.<br><br>(iii) Material contracts are required to be disclosed by Item 20 of Part C.<br><br>(iv) This information is not required to be contained in the Listing Particulars. There are however, no exchange controls in the United Kingdom.<br><br>(v) This information is not required to be contained in the Listing Particulars.<br><br>(vi) Item 7 of Part B of Chapter 6 of the Listing Rules requires that this information be disclosed. (As for 8. (iii) above.)<br><br>(vii) Items 8 and 9 of Part A require the inclusion of information regarding auditors and other advisors in the Listing Particulars.<br><br>(viii) Public inspection of documents is mandated by Item 7 of Part J of Chapter 6 of the Listing Rules. |
| 11. A specific description of both quantitative and qualitative disclosures about market risk. | 11. There is a general market practice under Section 146 FSA whereby the company has a general duty of disclosure under which descriptions like this should be made. |
| 12. A specific description of any of the following, if applicable: (i) debt securities being registered, (ii) warrants and rights being registered, (iii) securities other than | 12. (i) Item 5(a) of Part I of Chapter 6 of the Listing Rules deals with the information required for the registration of debt securities. |

| Information Required in Form 20-F | Information Required in Listing Particulars |
| --- | --- |
| equity, debt, warrants or rights being registered and (iv) ADSs being registered. | (ii) Item 31 of Chapter 5 relates to the offering of warrants and options.<br><br>(iii) Part B of Chapter 6 contains provisions relating to other securities, which may be offered.<br><br>(iv) [N/A] |
| 13. Identification and description of (i) any material payment default or other uncured material default with respect to indebtedness exceeding five percent of the total assets of the registrant and its consolidated subsidiaries and (ii) any uncured material arrearage in payment of dividends on the registrant's or any significant subsidiary's preferred stock. | 13. (i) Item 8 of Part D of Chapter 6 of the Listing Rules requires information on litigation to be disclosed, under which any material default would be apparent.<br><br>(ii) Item 8 of Part E of Chapter 6 requires information to be given regarding any significant change to the company's financial and trading position. |
| 14. A description of any material modification of the rights of holders of any class of registered securities and of any material withdrawal or substitution of assets securing any class of registered securities. | 14. Item 7 of Part B of Chapter 6 of the Listing Rules requires this information to be disclosed in detail. |
| 15. [Reserved] | 15. [N/A] |
| 16. [Reserved] | 16. [N/A] |
| 17. Financial statements are to be prepared according to United States generally accepted accounting principles ("U.S. GAAP") or "a comprehensive body of accounting principles" other than U.S. GAAP, provided that variations from U.S. GAAP are disclosed and quantified in the form of relatively detailed reconciliations of net income and balance sheet items calculated under U.S. GAAP. | 17. Item 3(c) of Chapter 3 of the Listing Rules requires that financial statements must be prepared in accordance with United Kingdom generally accepted accounting principles, U.S. GAAP or International Accounting Standards. No reconciliation to U.S. GAAP is required. In addition, Item 14 of Chapter 12 of the Listing Rules sets forth the standards for accountants' reports contained in Listing Particulars and requires that |

| Information Required in Form 20-F | Information Required in Listing Particulars |
| --- | --- |
| | financial statements be prepared by a reputable firm of auditors who will be required to express an opinion whether a true or fair opinion is given. The London Stock Exchange is unlikely to allow listing if there are any material qualifications to such an opinion. |
| 18. Optional financial statement reporting provision includes all requirements of Item 17, plus all other information required under U.S. GAAP and Regulation S-X, with certain exceptions. | 18. Item 33 of Chapter 12 of the Listing Rules lists all required financial statements along with a *pro forma*. |
| 19. The following are the most common of the exhibits also required to be filed: | 19. The following exhibits are also required by Item 7 of Part C of Chapter 6 of the Listing Rules to be put on display for no fewer than 14 days from the date of issue of the Listing Particulars: |
| (1) The articles of incorporation or association and by-laws of the registrant or instruments corresponding thereto; | (1) The Memorandum and Articles of the Company; and |
| (2) All instruments defining the rights of holders of the securities being registered and in some instances the instruments defining the rights of holders of long-term debt of the registrant; and | (2) Material contracts. |
| (3) Material contracts, including most contracts to which directors, officers, promoters, voting trustees or security holders named in registration statement are parties. | |

| **Additional Information Specifically Required by the Proxy Rules** | **Additional Information Contained in Shareholder Circular** |
| --- | --- |
| 1. The date, time and place of the meeting of security holders and the date on which the proxy statement is first sent to security holders. | 1. This information is contained in the Shareholder Circular. |
| 2. A statement as to whether a proxy is revocable and a description of any limitation on, or the procedure for, revocation. | 2. The Shareholder Circular does not state whether a proxy is revocable, but will contain a statement that completion of a proxy does not prevent a shareholder from attending and voting in person. |
| 3. A brief description of the rights of appraisal or similar rights of dissenters. | 3. This information is not required. |
| 4. A statement of whether the solicitation is being made on behalf of the registrant and a description of the methods used and to be used to solicit security holders and the costs thereof. | 4. This information is not required. |
| 5. A description of any substantial interest, direct or indirect, by security holdings or otherwise, of each director or executive officer of the registrant in the matter to be acted upon. No disclosure is required with respect to interests arising from ownership of securities where there is no special benefit received by a security holder that is not shared on a pro rata basis by all other holders of the same class. | 5. This information is required. |
| 6. A statement of (i) the number of outstanding shares of each class entitled to vote and the number of votes to which each class is entitled; (ii) the record date, if any, or a description of the criteria for the determination of security | 6. Not included in the Shareholder Circular. However, 3% shareholders and director shareholdings are contained in the Listing Particulars. If there is a record date, the information set out in 6(ii) is contained in the |

| Additional Information Specifically Required by the Proxy Rules | Additional Information Contained in Shareholder Circular |
|---|---|
| holders entitled to vote; (iii) the name of any person known to the registrant to own greater than 5% of any class of the registrant's voting securities; (iv) the total amount of equity shares beneficially owned by all directors, naming them, and directors and officers as a group without naming them; (v) any arrangements, known to the registrant, the operation of which may at a subsequent date result in a change of control of the registrant; and (vi) a detailed description of any change of control of the registrant which has occurred in the last fiscal year. | notice of the shareholder meeting. |
| 7. If action is to be taken involving the transfer of any substantial part of the assets of the registrant, a summary of the material features of such transaction and items related to the transaction, including the reasons for engaging in the transaction; any material differences in the rights of security holders as a result of the transaction; the accounting treatment of the transaction; the tax consequences of transaction; if material, pro forma financial information giving effect to the transaction; whether any regulatory requirements must be complied with in connection with the transaction; descriptions of any past, present or proposed material arrangements, **e.g.,** an acquisition or a sale or transfer of assets; [and the high and low sales prices of the securities as of the date preceding the public announcement of the transaction.] | 7. This information is contained in the Shareholder Circular. |

| Additional Information Specifically Required by the Proxy Rules | Additional Information Contained in Shareholder Circular |
|---|---|
| 8. A description of each matter security holders are considering, the vote required for the approval of each such matter and the method by which the votes will be counted. | 8. This information is contained in the Shareholder Circular. |